December 6, 2016	James M. Forbes (617) 235-4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Anu Dubey, Esq.

Re:	Goehring & Rozencwajg Investment Funds (the “Trust” or the “Registrant”)
Registration Nos. 333-212686 and 811-23177
Responses to Comments on Amendment No. 2 to Registration Statement

Ladies and Gentlemen:

On November 10, 2016, Anu Dubey (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James M. Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (“Amendment No. 2”). The Staff Reviewer and Mr. Forbes further discussed the Staff’s comments to Amendment No. 2 during follow-up telephone conversations on November 15, 2016 and November 18, 2016. The Registrant provided responses to the Staff’s comments to Amendment No. 2 in correspondence filed through EDGAR on November 23, 2016 (the “November 23rd Letter”). The Staff Reviewer then provided additional oral comments to Mr. Forbes on November 29, 2016 regarding the revised draft of Appendix A to the Trust’s prospectus (“Appendix A”) included as part of the November 23rd Letter.

For the convenience of the Staff, the Staff’s comments have been restated below in their entirety. The Registrant’s response follows each comment. Where applicable, these responses will be reflected in Pre-Effective Amendment No. 3 under the Securities Act and Amendment No. 3 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (“Amendment No. 3”), which will be filed subsequent to the date of this letter. For the convenience of the Staff, a revised draft of Appendix A, in clean copy and marked to indicate the changes made from the version included in the November 23rd Letter, is attached hereto in Exhibit A.

For purposes of this correspondence, the term “Fund” is used to refer to Goehring & Rozencwajg Resources Fund and the term “Adviser” is used to refer to Goehring & Rozencwajg Associates, LLC, the Fund’s investment adviser. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

Prospectus

Appendix A

1.
Comment: Footnote 1 to Appendix A states that returns for other accounts managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund have been excluded from the performance presentation because (1) the performance of the excluded accounts was either higher than or, in the Adviser’s determination, not materially lower than the performance of the Similar Accounts shown and (2) the excluded accounts had a shorter history of investment operations than the included accounts. Please revise this sentence to clarify that, in the Adviser’s determination, the exclusion of these accounts does not materially affect the performance shown.

Response: Footnote 1 to Appendix A has been revised as follows to clarify that, in the Adviser’s determination, the exclusion of these accounts does not materially affect the performance shown.

Returns for other accounts managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund have been excluded from the performance presentation below because (1) the performance of the excluded accounts was either higher than or, in the Adviser’s determination, not materially lower than the performance of the Similar Accounts shown, ~~and~~ (2) the excluded accounts had a shorter history of investment operations than the included accounts and (3) in the Adviser’s determination, the exclusion of the excluded accounts from the presentation below does not materially affect the performance shown.

2.
Comment: The fourth sentence of the third paragraph of Appendix A states that the separately managed accounts managed by Mr. Goehring at the Adviser did not bear any fees. Please explain supplementally why these accounts did not bear fees.

Response: The separately managed accounts are private accounts, which consist of assets of Mr. Goehring and/or the Adviser. Therefore, the accounts do not bear fees.

General Procedural Comments

3.
Comment: We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Trust and its management have been made aware of this comment.

* * * * *

Please do not hesitate to call me (at 617-235-4765) or Michael G. Doherty (at 212-497-3612) if you have any questions or require additional information.

Kind regards,

/s/ James M. Forbes

James M. Forbes

cc:	Adam A. Rozencwajg
John Loder, Esq.
Michael G. Doherty, Esq.

3